EXHIBIT 99.14

Anthony W. Thompson, CEO of Thompson National Properties, Harold A. Ellis, Jr. and Stuart A. Tanz Mail Letter to Grubb & Ellis Shareholders

Letter Urges Shareholders to Support Change at the 2008 Annual Meeting by

Voting the GREEN Proxy Card Today

IRVINE, Calif. (Nov. 21, 2008) - Mssrs. Anthony W. Thompson, Harold A. Ellis, Jr. and Stuart A. Tanz, who will stand for election as directors at Grubb & Ellis Company’s December 3, 2008 Annual Meeting of Shareholders, today made arrangements to mail all of the company’s shareholders a letter encouraging them to vote for their slate.

The full text of the letter to shareholders follows below:

TIME IS SHORT!!  IGNORE THE DISTRACTIONS AND

FOCUS ON THE KEY CHALLENGES FACING GRUBB & ELLIS!!

November 21, 2008

Dear fellow shareholder:

The Grubb & Ellis Company annual meeting of shareholders is fast approaching and we are writing to remind you to focus your attention squarely on the central challenges faced by the company.  During these perilous times for Grubb & Ellis, we believe that shareholders cannot afford to be distracted by the incumbent Board’s overheated campaign rhetoric, which we view as little more than an attempt to change the subject from the company’s disappointing results.

WE URGE YOU TO SEE THROUGH THE BOARD’S CUNNING

ELECTIONEERING AND RECOGNIZE THAT OUR COMPANY IS NOT WELL

Let’s show the Board that it cannot obscure the fact that Grubb & Ellis faces profound challenges by simply levying wild, insupportable charges against us and heaping unfounded self-congratulatory praise on itself.  No amount of wishful thinking or campaign spin will change the fact that the following damaging developments have occurred on the incumbent Board’s watch:

•                  FINANCIAL PERFORMANCE HAS DETERIORATED:  Grubb & Ellis is deeply in the red, recently reporting a net loss of $55 million for the nine months ended September 30, 2008 as compared to net income of $14.4 million during the same period in 2007, representing a stunning -481.9% swing for a period in which it also underperformed its competitors.  In addition, during the same comparison period, the company’s EBITDA nosedived by 201.9%.

•                  STOCK PRICE HAS PLUNGED:  Since Mr. Thompson’s departure from the Board in February of this year, Grubb & Ellis’ stock price has shed in excess of 82% of its value, underperforming its industry peers.

•                  NO CEO AT THE HELM TO NAVIGATE THE CHOPPY WATERS:  Since the resignation of Scott Peters as CEO over 4 months ago, the Board has not named a permanent replacement.  We had hoped that the Board would execute a transparent and expeditious CEO search process, but it has been over 4 months since Peters’ resignation and the Board has, in our opinion, said very little publicly about its effort to fill the company’s most important management position.  In our view, Rome is burning and this is hardly the time for the Board to fiddle.

•                  TURNOVER IN KEY MANAGEMENT POSITIONS AND IN BROKERAGE DIVISION:  We believe that Grubb & Ellis has suffered an alarming amount of turnover recently.  Numerous press accounts confirm this view.  Shouldn’t we strive to put behind us newspaper articles that mark the “latest chapter in a long saga of management changes for the once-powerful brokerage”?1

These are several of the core issues on which we believe you should focus when you vote.  Isn’t it your duty to yourself as an investor to hold this Board accountable for its record?  The Board has tried things its way.  Now it’s time for you to take a look at its record—not to mention Grubb & Ellis’

1  Reference in article is to Grubb & Ellis.  See “Grubb & Ellis Seeks New CEO Amid Challenging Marketplace,”  Ben Johnson, August 21, 2008, National Real Estate Investor.  Permission to excerpt herein was neither sought nor obtained.

depressed stock price and anemic financial performance—and ask yourself whether the incumbent slate has really earned another 3 years in office.

THE BOARD’S MUD-SLINGING MISSES THE POINT AND WON’T FIX OUR COMPANY

As you may have noticed, the Board is spending hundreds of thousands of dollars of Grubb & Ellis’ funds in what we see as a last-ditch attempt to discredit us.  Some of the Board’s charges, which seem like naked scare tactics to us, would be almost comical if the stakes weren’t so high.  We firmly believe that Grubb & Ellis is in need of a muscular rescue effort rooted in a candid, fresh approach to the company’s mounting challenges, not the toxic cocktail of denial and invective that we believe the Board has served up in its November 18 attack letter and subsequent similar attacks.

Rather than provide a point-by-point rebuttal of each of the half-truths that we believe are sprinkled throughout the Board’s recent missive, we will quickly dispel several of its most incendiary charges:

•                  THOMPSON NATIONAL PROPERTIES IS NOT A DIRECT COMPETITOR OF GRUBB & ELLIS:  The Board derisively dismisses Thompson National Properties in one breath as “fledgling,” but then in the next sniffles that it is terribly concerned that this “fledgling” company poses a direct competitive threat to Grubb & Ellis.  Let’s consider the facts:  Unlike Grubb & Ellis, Thompson National Properties does not offer tenant-in-common programs, a corporate services platform, real estate advisory services or third party management services.  Nor does Thompson National Properties have any leasing agents or investment brokers on its payroll.  Instead, Thompson National Properties has been a good customer of Grubb & Ellis’ brokers, purchasing 3 buildings through them for more than $33 million in 2008 and consequently producing commissions of nearly $1 million for Grubb & Ellis.  Does this seem like the behavior of a “direct competitor?”

In reality, Grubb & Ellis and Thompson National Properties are very different companies with very different missions.  The Board’s claims to the contrary represent, in our view, a carefully choreographed effort to entrench its members in office by unfairly vilifying Mr. Thompson.  Ask yourself why Mr. Thompson would found Thompson National Properties to directly compete with Grubb & Ellis, a company in which he holds an approximately 14% stake.  Does that make any sense?  Mr. Thompson’s motives in this proxy contest are hardly conspiratorial.  Like you, he is watching helplessly from the sidelines with deepening chagrin as the value of his investment in Grubb & Ellis plummets under the watch of the incumbent Board.  Mr. Thompson is simply seeking to help the Board right the company’s course in order to maximize shareholder value.  Nothing more.  Nothing less.

•                  WHO’S REALLY CONFLICTED?:  Further confusing the Board’s argument that Mr. Thompson has some sort of conflict of interest, Mr. Harold Greene—one of the Board’s own nominees—currently serves as a director and member of the audit committee of Paladin Realty Income Properties, Inc., a company that offers a program that directly competes with Grubb & Ellis’ non-traded public real estate investment trust programs.  In addition, incumbent director Mr. Michael Kojaian, who is a member of the Board’s compensation and corporate governance and nominating committees, serves as executive vice president and a shareholder of Kojaian Management Corporation, a company that received approximately $3.1 million from Grubb & Ellis for asset management services in fiscal 2007.  Certain affiliates of Kojaian Management Corporation are also party to a leasing agreement with Grubb & Ellis.  An independent proxy advisory firm has openly questioned Grubb & Ellis’ arrangements with Mr. Kojaian.  Armed with these facts, shareholders can decide for themselves who’s really conflicted.

•                  MR. THOMPSON WILL NOT CAUSE GRUBB & ELLIS TO ACQUIRE THOMPSON NATIONAL PROPERTIES:  In another bizarre claim advanced by the Board, it is suggested that Mr. Thompson, following his election to office as a director, will somehow compel Grubb & Ellis to acquire Thompson National Properties.  Aside from the fact that Mr. Thompson has no desire for Grubb & Ellis to absorb Thompson National Properties (the Board has apparently simply invented the idea), the Board also seems to conveniently overlook the fact that Mr. Thompson couldn’t compel this outcome even if he wanted to do so.  If each of us is elected, we will still only control a minority of the Board and will not be able to force the company to do anything, much less consummate the imagined acquisition of Thompson National Properties, especially since Mr. Thompson would no doubt recuse himself from the consideration of any such transaction.  In addition (and it pains us that we are obliged to remind the Board of this fact), directors are bound by fiduciary duties and certainly cannot approve a transaction simply because it benefits them or their fellow Board members personally.  What does the Board’s determination to advance this tall tale about Mr. Thompson’s motives say about its forthrightness?

We also believe that several other claims made by the Board in its attack letter deserve a closer look:

•                  A COSTLY PROXY CONTEST THE BOARD COULD HAVE AVOIDED:  The Board tries, in our view, to sound righteous when it complains about the cost of the proxy contest.  However, what the Board fails to mention is that a mere 6 days after it received a letter from Mr. Thompson indicating his desire for the annual shareholder meeting to be held in Orange County, California, it instead scheduled the meeting at the opulent Four Seasons Hotel in Washington, D.C., thousands of miles from the company’s headquarters (and Mr. Thompson).  This decision will result in the needless expenditure of scarce company resources to fly executives and a number of directors across the country from California.  Most importantly, however, the Board has rejected at every turn the olive branch that we extended to it in an effort to avert a full-fledged proxy contest.  To date, despite our public expression of willingness to reach a consensual accommodation, the Board has not made a single effort to peaceably settle its differences with us through compromise.  Who then is really to blame for this expensive proxy contest?

•                  CREDIT FACILITY AMENDMENT HARDLY A TRIUMPH:  The Board ballyhoos the company’s recent execution of a credit agreement amendment as an impressive victory, yet it fails to mention that the amendment had the effect of reducing available borrowings under the facility from $75 million to $50 million and increasing the interest rate on the facility by 1.00%.  Moreover, the covenant relief that Grubb & Ellis obtained under the amendment is, by the company’s own admission, a short-lived stop-gap measure that will disappear in the first quarter of 2009, at which time the principal financial maintenance covenants under the credit facility will return to the tighter levels the company was unable to satisfy as of the end of the third quarter of 2008.  But you don’t have to take our word for it.  In a regulatory filing made by Grubb & Ellis recently, the company itself confessed that “there is uncertainty as to the Company’s ability to meet the covenants over the next twelve months.”  Why then should shareholders celebrate the credit facility amendment as some kind of resounding accomplishment?  It looks like just another belated half-measure to us.

We had hoped that this proxy contest would result in a frank, albeit difficult, conversation about the company’s precarious position and how creative leadership might address the many challenges ahead.  In other words, we had hoped it would be a campaign of ideas.  Instead, after reading the Board’s attack letter, it seems to us that the Board has opted for the low road of mud-slinging and character assassination.  Ask yourself whether this serves your interests as a shareholder or simply enables the Board to avoid answering the tough questions that its record raises.  We firmly believe that the Board should be offering shareholders a compelling program to return the company to profitability - as we have - not taking potshots at the messengers delivering it a dose of reality.

SHAREHOLDERS ARE THE REAL TARGET OF THE BOARD’S ATTACKS

Although we are the immediate targets of the Board’s recent attacks, they are really aimed directly at YOU!!  We firmly believe that Grubb & Ellis’ goal in firing its latest shot across our bow is to distract you from the painful reality of the company’s present problems in the hope that you will somehow, in the face of the company’s dismal financial performance, give management’s slate another 3 years in office.  We can endure the Board’s attacks for another couple of days, but ask yourself whether your portfolio can endure another year or more of this Board’s performance?

OUR COMMITMENT TO SHAREHOLDERS

We share your fundamental interest in reversing the slide in Grubb & Ellis’ operating performance and committing the Board to a genuine search for ways to enhance shareholder value.  While we regret that the Board has adopted a shrill tone in its proxy campaign, if we are elected, we will stand firmly committed to working constructively with the legacy Board members to help turn our company around.  We trust that you will cut through the rhetoric to focus on the real issues and will agree with us that there is a need for meaningful change in the company’s board room.

We urge you, in your self-interest and in the interest of all shareholders, to support our call for operational reform and our efforts to foster improved corporate governance at Grubb & Ellis.  Now is the time to insist on a Board that is willing to roll up its sleeves and work for all of us.

It is no exaggeration to say that the future of your investment in Grubb & Ellis is at stake.  WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED GREEN PROXY CARD IMMEDIATELY.  Do not sign the white proxy card from Grubb & Ellis.  If you have already done so, you may revoke your proxy by delivering a later-dated GREEN proxy card in the enclosed postage-prepaid envelope.

If you have any questions about voting, or for more information, please call our proxy solicitor, D.F. King, toll-free at (888) 542-7446.

ANTHONY W. THOMPSON	HAROLD A. ELLIS, JR.	STUART A. TANZ